UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of

Prudential Investment Portfolios 3

The Prudential Investment Portfolios, Inc.

Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102-4061

APPLICATION FOR AN ORDER PURSUANT TO: SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT, AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

File No. 812-_____

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As filed with the Securities and Exchange Commission on December 21, 2011

Direct all written and oral communications

concerning this Application to:

Katherine P. Feld

Vice President & Corporate Counsel

Prudential Investments LLC

Gateway Center Three

100 Mulberry Street, 4th Floor

Newark, New Jersey 07102-4061

Phone: (973) 367-1495

Fax: (973) 367-8065

E-Mail: katherine.feld@prudential.com

I. INTRODUTION

Prudential Investments Portfolios 3 and The Prudential Investment Portfolios, Inc. (collectively, the “Trusts”) and Prudential Investments LLC (“PI” or the “Adviser,” and together with the Trusts, the “Applicants”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) as described below. Applicants request that the order also extend to any existing or future registered open-end management investment company or series thereof advised by PI or by an entity controlling, controlled by, or under common control with PI that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended (the “Act”), which, together with the existing series of the Trusts, are referred to this application at the “Funds”.1

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to the extent necessary to permit: (1) a Fund that operates as a “fund of funds” (each a “Fund of Funds”) to acquire shares of (a) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts,” and together with Unaffiliated Investment Companies, “Unaffiliated Funds”) or (b) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); and (2) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) (“Broker”), to sell shares of the Underlying Fund to the Funds of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B). Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and to redeem their shares from Funds of Funds.

In addition to investing in Underlying Funds, each Fund of Funds may invest in government securities, domestic and foreign common and preferred stock, income-bearing securities, and in other securities (as defined in Section 2(a)(36) of the Act) that are not issued by registered investment companies and that are consistent with its investment objective, including money market instruments. Each Fund of Funds relies on the exemptive relief issued to Advanced Series Trust et al. (Rel. Nos. 28374 (September 3, 2008) (Order) and 28355(August 8, 2008) (Notice)) under which any existing or future registered open-end management investment company or series thereof advised by PI or AST Investment Services, Inc. (“AST”) or an entity controlling, controlled by, or under common control with PI and AST and that invests in other

1 As of the date of this Application, the Funds include Prudential Conservative Allocation Fund, Prudential Moderate Allocation Fund and Prudential Growth Allocation Fund (collectively, the “Asset Allocation Funds”), which are series of Prudential Investment Portfolios, Inc., and Prudential Real Assets Fund, which is a series of Prudential Investment Portfolios 3.

registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Act, and that is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies, and limitations, in futures contracts, options on futures contracts, swap agreements, other derivatives, and all other kinds of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act.

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.

II. THE APPLICANTS

A.	Prudential Investment Portfolios 3

Prudential Investment Portfolios 3 (“PIP 3”) is a Delaware business trust registered as an open-end investment company under the Act. Under Delaware law and its Agreement and Declaration of Trust, PIP 3 is managed under the direction of its Board of Trustees. PIP 3 is a series trust, which currently offers four (4) funds, each with its own investment objective and policies. Shares of PIP 3 are registered under the Securities Act of 1933, as amended (the “1933 Act”).

The following series of PIP 3 currently operates as a Fund of Funds and intends to rely on the requested order: Prudential Real Assets Fund. The investment objective of Prudential Real Assets Fund is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

B.	The Prudential Investment Portfolios, Inc.

The Prudential Investment Portfolios, Inc. (“PIP Inc.”) is a Maryland corporation registered as an open-end investment company under the Act. Under Maryland law and its Articles of Incorporation, PIP Inc. is managed under the direction of its Board of Directors. PIP Inc. is a series trust, which currently offers six (6) funds, each with its own investment objective and policies. Shares of PIP Inc. are registered under the
1933 Act.

Each of the following series of PIP Inc. currently operates as a Fund of Funds and intends to rely on the requested order: Prudential Conservative Allocation Fund, Prudential Moderate Allocation Fund and Prudential Growth Allocation Fund. Each Fund’s investment objective is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

C.	The Adviser

Prudential Investments LLC serves as the investment adviser to PIP 3 and PIP Inc., including the Funds named above. PI is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and a wholly-owned, indirect subsidiary of Prudential Financial Inc. (“Prudential”). PI is organized as a New York limited liability company.

Pursuant to an investment advisory agreement with each of PIP 3 and PIP Inc., PI manages the respective Fund’s investment operations and administers its business affairs and is responsible for supervising and monitoring the performance of the Fund’s investment subadviser(s). Currently, the subadvisers to the Funds are entities either controlling, controlled by or under common control with PI (“Control Affiliates”).

PI also serves as the investment manager of other Prudential Investments mutual funds. As of September 30, 2011, the Adviser’s total assets under management were approximately $149.3 billion. The Adviser provides these services to Affiliated Funds and will provide these services to future Funds of Funds and Affiliated Funds.

III. APPLICABLE LAW AND LEGAL ANALYSIS

A.	Section 12(d)(1)

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements. [2]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

2 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337 at 311-24 (1966).

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act; and (ii) the Underlying Funds, their principal underwriters and any broker or dealer registered under the 1934 Act to sell their shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

For the reasons discussed below the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own board of trustees or directors (the board of trustees or directors of any Unaffiliated Fund, any Trust, or any Fund, its “Board”) and management.

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that: (a) the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”); and (b) any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Variable Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose to prevent a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (such trustees or directors of any Fund, Trust, or Unaffiliated Fund, its “Independent Trustees”), will adopt procedures reasonably designed to assure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further assure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section

l2(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds. 3

4.	No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their adviser(s). In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

3 An Unaffiliated Fund (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Fund in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

5.	Structure Is Not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because each Fund of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

B.	Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Because the Adviser or a Control Affiliate serves as investment manager or investment sub-adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds’ outstanding voting securities. The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a). Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.4

IV. PRECEDENTS IN SUPPORT OF THE EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated investment companies, and whose request for relief included conditions substantially similar to those included in this Application. See, e.g., Schwab Capital Trust, et al., Investment Company Act Rel. Nos. 24113 (October 27, 1999) (Order) and 24067 (October 1, 1999) (Notice); Jackson National Life, Investment Company Act Rel. Nos. 29484 (October 25, 2010) (Order) and 29442 (September 27, 2010) (Notice); and Fifth Third Funds, et al., Investment Company Act Rel. Nos. 29839 (October 18, 2011) (Order) and 29819 (September 22, 2011) (Notice).

4 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

V. CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) of the Act.

VI. APPLICANTS’ CONDITIONS

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B.

VIII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

[SIGNATURES APPEAR ON NEXT PAGE]

This Application has been duly executed as of the 15th day of December, 2011, by the undersigned officer of each of the Applicants.

SIGNATURES

Prudential Investment Portfolios 3
By:	/s/ Scott E. Benjamin

Name: Scott E. Benjamin
Title: Vice President

The Prudential Investment Portfolios, Inc.

By:	/s/ Scott E. Benjamin

Name: Scott E. Benjamin
Title: Vice President

Prudential Investments LLC

By:	/s/ Scott E. Benjamin

Name: Scott E. Benjamin
Title: Executive Vice President

EXHIBIT A

AUTHORIZATION

OFFICER’S CERTIFICATE

The undersigned, being the duly elected Assistant Secretary of Prudential Investment Portfolios 3 and Prudential Investment Portfolios, Inc. (each, a “Portfolio”), DOES HEREBY CERTIFY that the attached resolutions were adopted on behalf of each Portfolio by its Board and that the attached resolutions have not been amended, modified or superceded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 14th day of December, 2011.

Prudential Investment Portfolios 3

Prudential Investment Portfolios, Inc

By:	/s/ Andrew R. French

Name:	Andrew R. French
Title:	Assistant Secretary

EXHIBIT A (cont’d)

RESOLVED, that the filing by Prudential Investment Portfolios 3 (PIP 3), Prudential Investment Portfolios, Inc. (PIP Inc.) and Prudential Investments LLC of an application with the Securities and Exchange Commission be approved that seeks to permit (1) the Funds * (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) (“Unaffiliated Trusts,” together with Unaffiliated Investment Companies, “Unaffiliated Funds”); (2) the Unaffiliated Funds, or their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”), to sell shares of the Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of certain other Funds in the same group of investment companies as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds of Funds (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, or their principal underwriters and any broker or dealer registered under the 1934 Act, to sell shares of the Affiliated Funds to the Funds of Funds; and it is further

RESOLVED, that the officers of the Portfolio be, and each of them hereby is, authorized and empowered to take any action and execute and deliver any instruments, certificates, agreements, amendments, verifications, or other documents that such officers shall determine to be necessary, appropriate, or desirable for the implementation of the foregoing resolution.

* defined as any existing or future registered open-end management investment company or series thereof advised by PI or by an entity controlling, controlled by, or under common control with PI that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended (the “Act”)

EXHIBIT B

VERIFICATION OF SIGNATURES

Prudential Investment Portfolio 3

The Prudential Investment Portfolios, Inc.

Prudential Investments LLC

STATE OF NEW JERSEY:

                                                 ss

COUNTY OF ESSEX:

The undersigned states that he has duly executed the attached Application, dated December 15, 2011 for and on behalf of Prudential Investment Portfolios 3 and The Prudential Investment Portfolios, Inc. (each, a “Portfolio”) and Prudential Investments LLC (the “Adviser”); that he is the Vice President of each Portfolio and the Executive Vice President of the Adviser; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Scott E. Benjamin

Name: Scott E. Benjamin

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